Filed by Devon Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: Devon Energy Corporation
                                                     Commission File No. 0-30176

                                 INVESTOR NOTICE

The following communication contains "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the companies' merger and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in the following communication that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed merger, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Investors and security holders are advised to read the joint proxy statement/ prospectus included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger because it contains important information. The joint proxy statement/prospectus has been filed with the SEC by Devon and Santa Fe Snyder. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Santa Fe Snyder with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260,
Attention: Investor Relations, telephone: (405) 552-4570, e-mail: nakita.rizzo@dvn.com. The joint proxy statement/prospectus and such other documents (relating to Santa Fe Snyder) may also be obtained for free from Santa Fe Snyder by directing such request to: Santa Fe Snyder Corporation, 840 Gessner, Suite 1400, Houston, Texas 10023, Attention: Investor Relations, telephone: (713) 507-5307, e-mail: nperry@santafe-snyder.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.

                                      DEVON
                              SECOND QUARTER UPDATE
                                      2000

Second Quarter Results Continue Record Pace

          Record oil and gas production and higher product prices resulted in net earnings of $91 million in the second quarter of 2000. Please refer to the attached news release of July 27, 2000, for further details.

Devon to Merge with Santa Fe Snyder

          Devon's proposed merger with Santa Fe Snyder Corporation, announced on May 26, 2000, is moving toward completion. A special meeting of Devon stockholders is scheduled for August 29, 2000, to consider and vote upon the merger. A Joint Proxy Statement/Prospectus concerning the merger has been sent to stockholders. It is not necessary to attend the meeting. However, your vote is important and we encourage you to take the time to review the materials and cast your vote. If shareholders of both companies approve the merger, closing should occur on or soon after the date of the meeting.

Operational Spotlight:
Coalbed Methane Drilling Gains Momentum

          Devon is a leader in the production of coalbed methane (CBM), which is natural gas found in shallow coal deposits. In addition to our mature San Juan Basin properties in New Mexico, we are developing two other CBM projects. We drilled a total of 172 CBM wells in the first half of 2000 in the Powder River Basin of Wyoming. This brings our total number of Powder River CBM wells to about 700. Approximately 400 of these wells are currently producing gas, with Devon's net production at approximately 30 million cubic feet per day at June
30. The remaining 300 wells await tie-in to compression and gathering systems. With 8 rigs running, we plan to drill 300 to 400 more wells in the basin in the second half of the year.

          In the Vermejo Park Ranch, in the Raton Basin in New Mexico, we drilled 79 CBM wells in the first half of the year. This completed the 2000 drilling program and was in addition to 35 wells drilled in 1999. Our Raton Basin program is in the early stages and production is expected to increase for several years.

          These CBM projects are expected to be a growing part of Devon's North American natural gas production base over the next few years as they are developed further. Holding some 240,000 net acres in the Powder River Basin and 700,000 acres in the Vermejo Park Ranch, we have plenty of room to continue drilling at a rapid pace for the next several years.

Common Stock Trading Data

Quarter Ended        High        Low         Last        Volume
-----------------------------------------------------------------
1999:
Second            $ 37 7/16   $ 26 1/8    $ 35 3/4     14,221,500
Third             $ 44 15/16  $ 33        $ 41 7/16    39,958,800
Fourth            $ 42        $ 29 1/2    $ 32 7/8     31,130,200

2000:
First             $ 48 9/16   $ 31 7/16   $ 48 9/16    23,705,600
Second            $ 56 3/16   $ 54 5/16   $ 56         38,676,300
-----------------------------------------------------------------

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Transfer Agent                                    Investor Relations Contacts            Stock Market Information

EquiServe                                         Analysts and Media                     Devon Energy Corporation's common stock is
Client Administration, Mail Stop 45-02-62            Vince White: (405) 552-4505         traded on the American Stock Exchange
P.O. Box 1865                                        Zack Hager: (405) 552-4526          under the symbol DVN.
Boston, MA  02105-1865                            Individuals and Brokers
Toll Free: (800) 733-5001                            Shea Snyder: (405) 552-4782
World Wide Web: http://www.equiserve.com          Material Requests
                                                     Nakita Rizzo: (405) 552-4570
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                                [GRAPHIC OMITTED]
                            DEVON ENERGY CORPORATION
           20 North Broadway, Suite 1500 Oklahoma City, Oklahoma 73102
                   Telephone (405) 235-3611 Fax (405) 552-4667
                          Website: www.devonenergy.com

[GRAPHIC OMITTED]    20 North Broadway, Suite 1500        Telephone:405/235-3611
                     Oklahoma City, Oklahoma 73102-8260   FAX 405/552-4667

                                  PRESS RELEASE

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

Contact: Zack Hager
         Investor Relations
         (405) 552-4526

                  Devon Energy's Net Earnings Soar 460 Percent:
                Second Quarter 2000 Earnings Per Share Top $1.00

OKLAHOMA CITY, OKLAHOMA, July 27, 2000--Devon Energy Corporation (AMEX: DVN,
TSE: NSX) today reported record revenues and net earnings for the quarter ended June 30, 2000. Record second quarter oil and gas production and higher product prices led to the increases in revenues and net earnings. For the quarter ended June 30, 2000, net earnings were $90.7 million or $1.02 per common share ($1.00 per diluted common share). This compares to second quarter 1999 net earnings of $16.2 million or 33 cents per common share.

Net earnings for the first six months of 2000 were $151.8 million or $1.70 per share ($1.67 per diluted share), also record highs. This compares to net earnings of $22.2 million or 46 cents per common share in the first six months of 1999.

Higher Production and Prices Push Revenues to Record Levels

          Sales of Devon's oil, gas and natural gas liquids (NGLs) were up 281 percent in the second quarter of 2000 to $389.4 million, another record. This compares with second quarter 1999 sales of oil, gas and NGLs of $102.1 million. Significant gains in both production and prices contributed to the increase in revenues.

Total production of oil, gas and NGLs was up 111 percent over the second quarter of 1999 to 19.1 million barrels of oil equivalent (Boe). The record pace of year 2000 production growth is largely the result of Devon's August 17, 1999, merger with PennzEnergy Company.

Oil, natural gas and NGLs prices were all dramatically higher in the second quarter of 2000. Devon's second quarter average oil price increased 73 percent from $14.71 per barrel in 1999 to $25.47 per barrel in 2000. The average price for Devon's second quarter natural gas production increased 83 percent from $1.64 per thousand cubic feet in 1999 to $3.00 per thousand cubic feet in 2000. The average price received for the company's NGLs increased 67 percent from $11.33 per barrel in 1999 to $18.87 per barrel in 2000.

Allen Turner, Senior Vice President, remarked, "Many oil and gas companies are reporting earnings growth in this period of robust oil and gas prices. In addition to higher commodity prices, Devon has enjoyed strong production growth. The expansion brought by the PennzEnergy merger late last year is the largest contributing factor.

"However, we are also quite pleased with the production growth in our Gulf of Mexico/Gulf Coast division during the last three months. In this particular geologic area it can be difficult to offset normal production decline. In the most recent quarter, we not only sustained production in this area, we actually grew production. Second quarter 2000 production for this division was eight percent higher than in the first quarter of this year.

"In many of our previous mergers and acquisitions, we have gained not only existing production, but also exploitation opportunities. This is proving true with the PennzEnergy assets, particularly in the Gulf of Mexico."

PennzEnergy Merger Increases Expenses; But Pre-tax Earnings Still Rise

          In addition to driving revenues higher, the PennzEnergy merger caused expenses to rise. Total pre-tax expenses jumped $170.3 million to $247.5 million for the second quarter of 2000. However, this expense increase was far less than the $296.5 million revenue gain. As a result, pre-tax earnings rose 466 percent in the second quarter to $153.4 million.

Nonetheless, most of Devon's expenses were higher, reflecting the expanded scope of operations. Lease operating expenses increased 161 percent in the most recent quarter to $70.8 million. Production taxes were up 230 percent to $11.4 million in the second quarter of 2000. Second quarter depreciation, depletion and amortization of property and equipment increased $77.4 million to $113.2 million in 2000. General and administrative expenses increased by $9.2 million to $16.1 million in the most recent quarter. Total second quarter financing costs increased by $21.7 million to $25.7 million in 2000.

Income Taxes

          Income tax expense for the most recent quarter was $62.6 million or 41 percent of pre-tax earnings. This compares to second quarter 1999 income tax expense of $10.9 million or 40 percent of pre-tax earnings. Approximately $29.0 million of second quarter 2000 income tax expense was deferred, not requiring the use of cash.

Zero Coupon Convertible Debentures Issued at Attractive Interest Rate

          On June 22, 2000, the company announced a private placement of 20-year zero coupon convertible debentures. Net proceeds of the issue were approximately $346 million. Devon intends to use the proceeds to repay higher cost existing debt and for other corporate purposes. The effective interest rate on the debentures is 3.875 percent per annum. Because the debentures bear no coupon interest rate, there are no cash interest payments required until redemption. Each debenture, which was priced at $464.13, is convertible into 5.7593 shares of Devon common stock.

Merger with Santa Fe Snyder on Schedule

          Devon's proposed merger with Santa Fe Snyder Corporation, originally announced on May 26, 2000, has moved a step closer to completion. As reported on July 13, 2000, the Registration Statement on Form S-4 was declared effective by the SEC on July 12, 2000. Definitive proxy materials were filed with the SEC on July 21, 2000. Distribution of printed proxy materials began on July 25, 2000. Shareholders of each company will meet on August 29, 2000 to vote on the merger. Assuming shareholders of both companies approve the transaction, completion of the merger will follow shortly thereafter. The merger of Devon and Santa Fe Snyder will make Devon one of the five largest independent oil and gas companies based in the United States.

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the company's plans, expectations and objectives for future operations. All statements included in this press release, other than statements of historical facts, that address activities, events or developments that the company expects, believes or anticipates will or may occur in the future, are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Devon Energy Corporation is an independent energy company engaged in oil and gas property acquisition, exploration and production. It is one of the top 10 public independent oil and gas companies based in the United States, as measured by oil and gas reserves. Devon's Canadian operations are conducted by its subsidiary, Northstar Energy Corporation. Shares of Devon Energy Corporation trade on the American Stock Exchange under the symbol DVN.

                                INVESTOR NOTICES

Investors and security holders are advised to read the joint proxy statement/ prospectus included in the Registration Statement on Form S-4 filed with the SEC in connection with the proposed merger because it contains important information. The joint proxy statement/prospectus has been filed with the SEC by Devon and Santa Fe Snyder. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Santa Fe Snyder with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260,
Attention: Investor Relations, telephone: (405) 552-4570, e-mail: nakita.rizzo@dvn.com. The joint proxy statement/prospectus and such other documents (relating to Santa Fe Snyder) may also be obtained for free from Santa Fe Snyder by directing such request to: Santa Fe Snyder Corporation, 840 Gessner, Suite 1400, Houston, Texas 77024, Attention: Investor Relations, telephone: (713) 507-5307, e-mail: nperry@santafe-snyder.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the joint proxy statement/prospectus and in Devon's filing with the SEC under Rule 425 on May 26, 2000.

Santa Fe Snyder, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Santa Fe Snyder's shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained in the joint proxy statement/prospectus and Santa Fe Snyder's filing with the SEC under Rule 14a-12 on May 26, 2000.


                          FINANCIAL INFORMATION FOLLOWS

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DEVON ENERGY CORPORATION
STATEMENT OF OPERATIONS DATA (US$)
(In thousands, except per share and % change data)

                                                       Quarter Ended June 30,         Six Months Ended June 30,
                                                    2000       1999     % Change       2000       1999     % Change
                                                    ----       ----     --------       ----       ----     --------
Oil sales                                         $148,249    $36,871      302%      $293,793    $64,784      353%
Gas sales                                          210,754     59,387      255%       366,286    112,938      224%
Natural gas liquids sales                           30,433      5,835      422%        65,703      9,764      573%
Other                                               11,407      2,219      414%        22,772      4,092      457%
  Total revenues                                  $400,843   $104,312      284%      $748,554   $191,578      291%

Net earnings                                       $90,734    $16,209      460%      $151,821    $22,189      584%

Net earnings applicable to common shareholders     $88,300    $16,209      445%      $146,953    $22,189      562%

Net earnings per common share
  Basic                                              $1.02      $0.33      209%         $1.70      $0.46      270%
  Diluted                                            $1.00      $0.33      203%         $1.67      $0.46      263%

Weighted average common shares outstanding
  Basic                                             86,756     48,679       78%        86,481     48,575       78%
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BALANCE SHEET DATA (US$)
(In thousands, except % change data)

                                                  June 30,     December 31,
                                                    2000          1999          % Change
                                                    ----          ----          --------

Total assets                                    $4,827,936      $4,623,160          4%

Debentures exchangeable into shares
     of Chevron Corporation common stock          $760,313        $760,313         --%

Senior convertible debentures                     $352,853               -         NM

Other long-term debt                              $672,661      $1,026,808        -34%

Stockholders' equity                            $2,177,620      $2,025,520          8%

Working capital                                   $356,097        $189,750         88%

Common shares outstanding                         $ 86,982          86,085          1%

NM  Not Meaningful
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